EXHIBIT 12

COCA-COLA ENTERPRISES INC.

EARNINGS TO FIXED CHARGES

(in millions; except ratios)

	Three Months Ended			Six Months Ended
	July 3, 2009	June 27, 2008		July 3, 2009	June 27, 2008
Computation of Earnings:
Income (loss) before income taxes	$408	$(4,927)		$494	$(4,907)
Add:
Interest expense	134	142		289	281
Amortization of capitalized interest	—	—		1	1
Amortization of debt premium/discount and expenses	12	7		16	11
Interest portion of rent expense	18	20		36	39

Earnings (loss) as adjusted	$572	$(4,758)		$836	$(4,575)

Computation of Fixed Charges:
Interest expense	$134	$142		$289	$281
Capitalized interest	—	—		—	1
Amortization of debt premium/discount and expenses	12	7		16	11
Interest portion of rent expense	18	20		36	39

Fixed charges	$164	$169		$341	$332

Ratio of Earnings (Loss) to Fixed Charges (A)	3.50	n/a	(B)	2.45	n/a	(B)

(A)	Ratios were calculated prior to rounding to millions.

(B)	Fixed charges exceeded our adjusted loss by $4.9 billion for the three and six months ended June 27, 2008.